THIRD AMENDING AGREEMENT dated as of September 4, 2020.

BETWEEN:	IAMGOLD CORPORATION (as "Borrower")

AND:

NATIONAL BANK OF CANADA
DEUTSCHE BANK AG, CANADA BRANCH
CITIBANK, N.A., CANADIAN BRANCH
MORGAN STANLEY SENIOR FUNDING, INC.
ROYAL BANK OF CANADA
THE TORONTO-DOMINION BANK
BNP PARIBAS
CANADIAN IMPERIAL BANK OF COMMERCE
INVESTISSEMENT QUÉBEC
EXPORT DEVELOPMENT CANADA
(each as "Lender")

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

Recitals

a) An amended and restated credit agreement dated as of December 14, 2017 (as amended by a first amending agreement dated as of November 15, 2018, a second amending agreement dated as of February 25, 2020 and as amended, restated or modified from time to time prior to the date hereof, the "Credit Agreement") has been entered into among the Agent, the Borrower and the Lenders named therein.

b) Pursuant to a request for amendment dated August 26, 2020 from the Borrower to the Agent, the Borrower requested that the negative covenant in respect of Distributions and Restricted Distributions be amended so as to permit the repayment of the existing Notes with the issuance of new Notes to be issued under a new indenture ("Requested Amendments").

c) The Borrower and the Lenders wish to amend the Credit Agreement in order to, among other things, incorporate the Requested Amendments.

Now, therefore, the parties agree as follows:

1. Interpretation

1.1 Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2 Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2. Amendments to the Credit Agreement

2.1 The following Section 1.1(42A) is added to the Credit Agreement:

"(42A) "Designated Senior Debt" means the Obligations, the Other Secured Obligations and any other Debt and obligations to which the Notes are subordinated pursuant to the terms of the High Yield Notes Indenture.".

2.2 Section 1.1(43) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

(43) "Distribution" means (i) any payment in cash or in kind that provides an income (including bonuses, interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the Equity Interest of a Person (other than a dividend paid by way of the issuance of new Equity Interests), (ii) any principal or cash interest payments on Debt owing to shareholders, Affiliates or Associates of shareholders or affiliated corporations, (iii) any bonus, fee or like payment to any shareholder, partner, director or officer of a Person or Affiliate of a Person, excluding however performance bonuses and like payments to employees, (iv) any voluntary redemption or market repurchase of Notes under the High Yield Notes Indenture (but excluding mandatory redemptions of such Notes), ~~and~~ (v) any payment of management fees and (vi) any prepayment on any Sub Debt.

2.3 Section 1.1(67) of the Credit Agreement is hereby amended as follows (the additions being underlined):

"(88) "High Yield Notes Indenture" means (i) the indenture dated as of March 16, 2017 between, inter alia, the Borrower, Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees, as amended, supplemented or otherwise modified or restated from time to time, or (ii) any indenture entered into by the Borrower governing the terms of any Notes issued in exchange for, or the proceeds of which are used to repurchase or redeem, any Notes then issued and outstanding.".

2.4 The following Section 1.1(91A) is added to the Credit Agreement:

"(91A) "Notes" means Debt in the form of notes issued under the High Yield Notes Indenture.".

2.5 Section 1.1(97) of the Credit Agreement is hereby amended by deleting "(as defined in the High Yield Note Indenture)" after "Designated Senior Debt".

2.6 Section 1.1(103)(n) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

"(n) the Sub Debt (including, for greater certainty, ~~Debt under the High Yield Note Indenture~~ any Notes but only to the extent such Notes constitute Sub Debt)."

2.7 Section 1.1(114) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

(114) "Restricted Distribution" means (i) any payment in cash or in kind that provides an income (including interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the Equity Interest of a Person (other than a dividend paid by way of the issuance of new Equity Interests), ~~and~~ (ii) any voluntary redemption or market repurchase of Notes under the High Yield Notes Indenture (but excluding mandatory redemptions of such Notes) and (iii) any prepayment on any Sub Debt.

2.8 Section 1.1(122) of the Credit Agreement is hereby amended by deleting "(as defined in the attached Schedule I)" after "Designated Senior Debt".

2.9 Section 7.5(6) of the Credit Agreement is hereby amended as follows (the additions being underlined):

"Distributions. No Restricted Party shall:

(a) make any Distributions other than (i) to the Borrower, any Restricted Subsidiary or any Governmental Authority Shareholder if no Default has occurred and is continuing or would result therefrom or (ii) to any Person for amounts owing in respect of the Obligations or the Other Secured Obligations; or

(b) make any Restricted Distributions other than to the Borrower, any Restricted Subsidiary or any Governmental Authority Shareholder if the aggregate amount of all Restricted Distributions (after giving effect to same) since October 1, 2015 exceed US $75,000,000 plus 50% of consolidated net income of the Borrower, 100% of the net cash proceeds of the issue or sale of its capital stock and 100% of the net cash proceeds of repurchases or redemptions of Restricted Investments (as defined in the High Yield Notes Indenture), in each case since October 1, 2015 (with consolidated net income calculated for the period from October 1, 2015  to the most recently completed fiscal quarter of the Borrower and as if such period were one single accounting period).

Notwithstanding the foregoing, this Section 7.5(6) shall not prohibit any repurchase or redemption of Notes or any prepayment on any Sub Debt, in any case, made in exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Sub Debt permitted under 7.5(2)(a) or any new issuance of Equity Interest of the Borrower.

3. Confirmation

The Borrower and each of the other Obligors, by their acknowledgement of the terms of this Agreement, further confirm and acknowledge that their respective obligations under the Security Documents to which they are a party remain in full force and effect and that this Agreement does not reduce such obligations.

4. Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the amendments made herein will not result in a Default. The representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

5. Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent.

6. Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by electronic mail will be effective as delivery of a manually executed counterpart of this Agreement.

7. Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

In witness whereof the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci
Chief Financial Officer

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Jonathan Campbell
Name:	Jonathan Campbell
Title:	Director

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ David Torrey
Name:	David Torrey
Title:	Managing Director

DEUTSCHE BANK AG, CANADA BRANCH, as Lender
By:	/s/ David Gynn
Name:	David Gynn
Title:	Chief Country Officer

By:	/s/ Rupert Gomes
Name:	Rupert Gomes
Title:	Vice-President

CITIBANK, N.A., CANADIAN BRANCH, , as Lender
By:	/s/ Agha Murtaza
Name:	Agha Murtaza
Title:	Authorized Signatory

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING, INC., as Lender
By:	/s/ Julie Hong
Name:	Julie Hong
Title:	Vice President

By:
Name:
Title:

ROYAL BANK OF CANADA, as Lender
By:	/s/ Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender
By:	/s/ Liza Straker
Name:	Liza Straker
Title:	Managing Director

By:	/s/ Ryan Mrozek
Name:	Ryan Mrozek
Title:	Vice President

BNP PARIBAS, as Lender
By:	/s/ Thomas Lagrée
Name:	Thomas Lagrée
Title:	Managing Director, Metals & Mining

By:	/s/ Eldar Aghayev
Name:	Eldar Aghayev
Title:	Director, Metals & Mining

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	/s/ Kazim Mehdi
Name:	Kazim Mehdi
Title:	Executive Director

By:	/s/ Peter Rawlins
Name:	Peter Rawlins
Title:	Managing Director

INVESTISSEMENT QUÉBEC (as successor to Ressources Québec Inc.), as Lender
By:	/s/ Iya Touré
Name:	Iya Touré
Title:	Vice-President, Quebec Resources

By:
Name:
Title:

EXPORT DEVELOPMENT CANADA, as Lender
By:	/s/ Matthew Visser
Name:	Matthew Visser
Title:	Financing Manager

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Financing Manager

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

ROSEBEL GOLD MINES N.V.

By:	/s/ Carol Banducci
Name: Carol Banducci
Title: Chief Financial Officer

IAMGOLD ESSAKANE S.A.

By:	/s/ Oumar Toguyeni
Name: Oumar Toguyeni
Title: Chairman of the Board

AGEM LIMITED

By:	/s/ James Collie
Name: James Collie
Title: Director